

Mary Rolando

Policy Analyst

Nashville, Tennessee, United States · Contact info

344 connections

Department of Children's Services

Southern Illinois University, Carbondale

Experience

Health Advocacy Director
Department of Children's Services
Jul 2013 - Present · 8 yrs 8 mos

Program Manager/Policy Analyst
Vanderbilt University
Oct 2011 - Present · 10 yrs 5 mos
Center Of Excellence, School of Medicine Department of Psychiatry

Policy Analyst
Governor's Office of Children's Care Coordination
Nov 2005 - Jun 2011 · 5 yrs 8 mos

Education

Southern Illinois University, Carbondale
M.S.